

Riot and the Dance
July 31 at 2:42 PM · 🌐

Get in on the ground floor with TV series The Riot and the Dance. We have partnered with Angel Studios for distribution, which generated over $50+ million through The Chosen TV series this year alone.

Audiences are raving about our pilot episode, The Riot and the Dance: Water, and we are so excited to make a multi-series TV show that will bring you closer to nature and God. You can watch our original pilot episode at angel.com/riot ✅.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

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THE RIOT AND THE DANCE

INVEST.ANGEL.COM ✅

Show Your Interest In This Nature TV Series That Puts God First

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